SECURITIES AND EXCHANGE COMMISSION

                        WASHINGTON, D.C.



                           FORM U-57


         NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS



               Filed under Section 33(a) of the

     Public Utility Holding Company Act of 1935, as amended



                     Generandes Peru, S.A.
               __________________________________
               (Name of foreign utility company)



                   Entergy Enterprises, Inc.
               __________________________________
         (Name of filing company, if filed on behalf of
                   a foreign utility company)



       The Commission is requested to mail copies of all communications relating to this Notification to:


Frederick F. Nugent, Esq.          Thomas C. Havens, Esq.
General Counsel                    Mayer, Brown & Platt
Entergy Enterprises, Inc.          1675 Broadway
4 Park Plaza                       New York, New York 10019-5820
Suite 2000
Irvine, California  92614

     Entergy Enterprises, Inc., a wholly-owned subsidiary of Entergy Corporation ("Entergy"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), hereby notifies the Securities and Exchange Commission that Generandes Peru, S.A. ("Generandes") is, and claims status as, a "foreign utility company" ("FUCO") within the meaning of Section 33 of the Act.


Item 1.   Name, Business Address, Facilities and Ownership.

     The name and business address of the company claiming FUCO status is:

          Generandes Peru, S.A.
          Avenida Victor Andres Belaunde 147
          San Isidro, Lima 27
          Peru

     Generandes Peru was organized by Entergy and its consortium partners for purposes of acquiring and holding Entergy's and such partners' collective 60% ownership interest in Empresa de Generacion Electrica de Lima S.A. ("Edegel"). Edegel is a public utility which owns five hydroelectric generating stations (with an aggregate installed capacity of 547 megawatts ("MW")), one 260 MW thermal electric generating station and 576 kilometers of interconnecting transmission lines located near Lima, Peru. Entergy, through Generandes and other direct and indirect subsidiaries, owns a 20.82% interest in Edegel. Generandes also may engage in the development of other power projects in Peru.

     To Entergy's knowledge, the following persons (other than Entergy) currently own a 5% or more voting interest in
Generandes: Compania Electrica Cono Sur S.A., 44%.


Item 2.   Domestic Associate Public-Utility Companies of
Generandes and their Relationship to Generandes.

     The following companies, each of which is a direct or indirect subsidiary of Entergy, are domestic public utility associate companies of Generandes: Entergy Arkansas, Inc. ("Entergy Arkansas"), Entergy Gulf States, Inc. ("Entergy Gulf States"), Entergy Louisiana, Inc. ("Entergy Louisiana"), Entergy Mississippi, Inc. ("Entergy Mississippi"), Entergy New Orleans, Inc. ("Entergy New Orleans"), The Arklahoma Corporation ("Arklahoma"), System Energy Resources, Inc. ("SERI"), Entergy Power, Inc. ("EPI") and Entergy Operations, Inc. ("EOI") (Entergy Arkansas, Entergy Gulf States, Entergy Louisiana, Entergy Mississippi, Entergy New Orleans, Arklahoma, SERI, EPI and EOI are collectively referred herein to as the "Domestic Utilities"). None of the Domestic Utilities has made an investment in or has any contractual relationship with Generandes.

EXHIBIT A.     State Certification.

     Not applicable.

                           SIGNATURE

     The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.


                                   ENTERGY ENTERPRISES, INC.




                                   By: /s/ Frederick F. Nugent
                                        Frederick F. Nugent
                                        Assistant Secretary



Dated:    June 13, 1997